FOLEY & LARDNER LLP ATTORNEYS AT LAW
777 EAST WISCONSIN AVENUE MILWAUKEE, WISCONSIN 53202-5306 414.271.2400 TEL 414.297.4900 FAX www.foley.com
September 19, 2007	WRITER’S DIRECT LINE 414.297.5596 pfetzer@foley.com EMAIL
CLIENT/MATTER NUMBER 083697-0101

VIA EDGAR SYSTEM AND OVERNIGHT MAIL

U.S. Securities and Exchange Commission
Attention: Ellie Quarles
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549-3561

Re:	Integrys Energy Group, Inc. Definitive 14A Filed April 5, 2007 File No. 1-11337

Dear Ms. Quarles:

        I refer to your letter dated August 21, 2007 commenting on the above-referenced definitive Proxy Statement (the “Comment Letter”) and our telephone conversation on August 28, 2007 regarding the due date for responding to the Comment Letter. As we discussed, Integrys Energy Group, Inc. (the “Company”) requested, and you agreed to, an extension of the due date from September 21, 2007 to October 15, 2007, in order for the Company to have sufficient time for compilation and review internally and by the Company’s advisers of the responses to the Comment Letter. The Company confirms that it intends to submit its responses to the Comment Letter by October 15, 2007.

        The Company appreciates your cooperation in extending the deadline for its responses to the Comment Letter. If you have any questions with respect to any of the foregoing, please contact me at (414) 297-5596.

Very truly yours, /s/ Peter D. Fetzer Peter D. Fetzer

cc:	Barth Wolf (via e-mail) Russell E. Ryba (via e-mail)

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